

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

Via E-mail:
Mr. Martin Jimmerson
Chief Financial Officer
RigNet, Inc.
1880 S. Dairy Ashford
Suite 300
Houston, TX 77077-4760

> Re: **RigNet, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 8, 2012**
> **Form 10-Q for the quarter ended September 30, 2012**
> **Filed November 8, 2012**
> **Form 8-K filed November 8, 2012**
> **File No. 001-35003**

Dear Mr. Jimmerson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 6. Selected Financial Data, page 27
Non-GAAP Financial Measures, page 28

1. Although you define (consolidated) Gross Profit, you do not present, on page 29 or elsewhere in the filing, a reconciliation to its most comparable consolidated GAAP measure. Additionally, since you also report segment Gross Profit as a non-GAAP measure, please include herein a reconciliation to segment net income (loss), its most comparable GAAP measure as reported on page F-25. Refer to Item 10(e) of Regulation S-K.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Executive Overview, page 29

2. Please discuss hereunder why your international segment operations appear to be more profitable than your US (domestic) operations. It appears to us that they have similar operations.

Results of Operations, page 35

3. We note in your segment footnote on page F-25 that you present net income (loss) as a measure of operating performance for each of your segments. Please present and discuss these measures hereunder. Furthermore, discuss why you are also presenting segment operating income and how investors should use such measures to evaluate each of your segments' operating performance.

4. Please also refer to each segment's operating income reported herein as non-GAAP and reconcile each to its respective comparable GAAP measure as reported for each segment on page F-25.

Evaluation of Disclosure Controls and Procedures, page 41

5. Please revise to affirmatively state, if true, that as of December 31, 2011, you concluded that disclosure controls and procedures were effective.

Note 14 – Segment Information, page F-25

6. Please disclose your domestic and international long-lived assets or tell us why such disclosure is not required. Refer to ASC 280-10-50-41.

Form 10-Q for the Quarter Ended September 30, 2012
Our Operations, page 19

7. Please revise your presentation of non-GAAP measures to comply with our foregoing comments one, three, and four in future filings.

Form 8-K filed November 8, 2012
Exhibit 99

8. Please revise your presentation of non-GAAP measures, including Adjusted EBITDA by segment, to comply with our foregoing comments one, three, and four in future filings.

Mr. Martin Jimmerson
RigNet, Inc.
December 20, 2012
Page 3

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director